Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Joint Proxy Statement/Prospectus of Williams Partners L.P. and Williams Pipeline Partners L.P. that is made part of the Registration Statement (Amendment No. 1 to Form S-4 No. 333-167417) of Williams Partners L.P. for the registration of common units representing limited partner interests and to the incorporation by reference therein of our report dated May 12, 2010, with respect to the consolidated financial statements of Williams Partners L.P., included in the Partnership’s Current Report on Form 8-K dated May 12, 2010, and our report dated February 25, 2010 with respect to the effectiveness of internal control over financial reporting of Williams Partners L.P., included in the Partnership’s Annual Report (Form 10-K) for the year ended December 31, 2009, each filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
June 25, 2010